# SEC Schedule 13D/A (Amendment No. 40) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CVR Energy, Inc., CIK 0001376139
CUSIP: 12662P108
Title of class of securities: Common Stock, par value $0.01
Address of issuer's principal executive offices: 2277 Plaza Drive, Suite 500, Sugar Land, Texas (TX), 77479
Date of event which requires filing of this statement: 11/02/2026
Amends the filing with accession number 0001104659-12-002044
Filed by CIK 0000921669
Persons authorized to receive notices and communications: Jesse Lynn, Esq., Icahn Capital LP, 16690 Collins Avenue, Suite PH-1, Sunny Isles Beach, Florida (FL), 33160, 305-442-4000

## Reporting persons
- ICAHN ENTERPRISES HOLDINGS L.P. (CIK 0001034563): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 71,201,875; sole dispositive power 0; shared dispositive power 71,201,875; aggregate amount beneficially owned 71,201,875 (70.8% of the class)
- ICAHN ENTERPRISES G.P. INC. (CIK 0001257324): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 71,201,875; sole dispositive power 0; shared dispositive power 71,201,875; aggregate amount beneficially owned 71,201,875 (70.8% of the class)
- CARL C ICAHN (CIK 0000921669): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 71,201,875; sole dispositive power 0; shared dispositive power 71,201,875; aggregate amount beneficially owned 71,201,875 (70.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01
Name of issuer: CVR Energy, Inc.
Address of issuer's principal executive offices: 2277 Plaza Drive, Suite 500, Sugar Land, Texas (TX), 77479
Comment: The Schedule 13D filed with the Securities and Exchange Commission on January 13, 2012 (as previously amended, the "Initial 13D"), by the Reporting Persons with respect to the shares of Common Stock, par value $0.01 (the "Shares"), issued by CVR Energy, Inc. (the "Issuer"), is hereby further amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial 13D, as amended.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Initial 13D is hereby amended and supplemented by adding the following:

On November 2, 2026, the Issuer entered into an Equity and Asset Purchase Agreement (the "Purchase Agreement") with Marathon Petroleum Company LP and certain other subsidiaries and affiliates of Marathon Petroleum Corporation (collectively, the "Sellers") to acquire the St. Paul Park, Minnesota and Mandan, North Dakota refineries and related assets (the "Acquisition"). Pursuant to the Purchase Agreement, the Issuer has agreed to acquire (i) 100% of the outstanding membership interests of St. Paul Park Refining Co. LLC, which owns the St. Paul Park refinery, (ii) 17% of the outstanding common interests of Minnesota Pipe Line Company, LLC, (iii) 17% of the outstanding common stock of MPL Investments, Inc. and (iv) certain other assets of the Sellers, including the Mandan refinery, the related marketing business and terminal, pipeline, rack, tankage and other logistics assets (collectively, the "Target Assets") and to assume certain liabilities related to the Target Assets, other than specified liabilities to be retained by the Sellers. The Issuer has agreed to purchase the Target Assets for an aggregate base cash purchase price of $4.2 billion, subject to certain customary closing adjustments, including inventory and net working capital adjustments, in each case as of the closing of the Acquisition (the "Acquisition Closing"), and subject to other specified adjustments. Completion of the Acquisition is subject to the satisfaction or waiver of certain conditions, including expiration or termination of applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and other applicable antitrust laws; the absence of legal prohibitions and specified proceedings challenging the Acquisition or seeking substantial damages in connection with it; and the accuracy of the parties' representations and warranties and material compliance with their covenants, subject to applicable qualifications. The Issuer's obligation to close is also subject to the absence of a Material Adverse Effect (as defined in the Purchase Agreement) that has occurred since the date of the Purchase Agreement and is continuing at the Acquisition Closing, and receipt of written approval of, or other written non-objection to or authorization for, the transfer of the Mandan refinery's hazardous waste permit by the North Dakota Department of Environmental Quality. The Acquisition is not subject to a financing condition.

In connection with the Acquisition, American Entertainment Properties Corp. ("AEP"), an indirect wholly-owned subsidiary of Icahn Enterprises Holdings L.P. ("IEH"), entered into a subscription agreement with the Issuer (the "IEP Subscription Agreement"), pursuant to which AEP has agreed, subject to the terms and conditions thereof, to purchase up to $500 million of shares of the Issuer's Series A-2 non-voting mandatory convertible preferred stock (the "IEP Preferred Stock") at a price of $53.37 per share, which is the same price per share to be paid by a commercial counterparty that has agreed to purchase securities of the Issuer in a concurrent private placement (the "IEP Equity Investment"). The IEP Preferred Stock will be convertible into Shares on a one-for-one basis, subject to customary adjustments, and will automatically convert into Shares promptly following the expiration of the applicable waiting period under Rule 14c-2 under the Act after the distribution to the Issuer's stockholders of a definitive information statement on Schedule 14C relating to the stockholder approval required under New York Stock Exchange rules for the conversion of the IEP Preferred Stock and the issuance of the underlying Shares, subject to satisfaction of the other conversion conditions specified in the applicable certificate of designations. The amount of the IEP Equity Investment will be automatically and permanently reduced, on a dollar-for-dollar basis, by the aggregate gross cash proceeds received by the Issuer from public offerings of its Shares consummated after the date of the IEP Subscription Agreement and before the closing of the IEP Equity Investment. The proceeds of the IEP Equity Investment, if needed, will be used solely to fund a portion of the consideration for the Acquisition.

AEP's obligation to consummate the IEP Equity Investment is subject to the concurrent satisfaction or waiver of the conditions to the closing of the Acquisition under the Purchase Agreement (other than conditions to be satisfied at closing, subject to their satisfaction or waiver at closing), the substantially concurrent consummation of the Acquisition and certain other customary closing conditions. The IEP Subscription Agreement will terminate in specified circumstances, including upon termination of the Purchase Agreement in accordance with its terms or receipt by the Issuer of aggregate gross cash proceeds of at least $500 million from such public offerings. The Issuer has agreed to pay AEP a non-refundable commitment fee of 1.00% of the aggregate commitment under the IEP Subscription Agreement, which is payable upon execution of the IEP Subscription Agreement, and to reimburse AEP's transaction expenses. The terms of the IEP Equity Investment, the IEP Subscription Agreement and the Stockholders Agreement (as defined below) were approved by the Issuer's board of directors (the "Board") upon the recommendation of a special committee of the Board comprised entirely of independent and disinterested directors. On November 3, 2026, the Issuer announced a registered public equity offering of its Shares (the "Equity Offering"). If the Equity Offering is completed, AEP will not have any funding obligation under the IEP Equity Investment. The Reporting Persons and its affiliates will not sell Shares as selling stockholders in the Equity Offering. The Equity Offering, if completed, will reduce the percentage ownership of the Reporting Persons.

On November 2, 2026, IEH and the Issuer also entered into a stockholders and registration rights agreement (the "Stockholders Agreement"), pursuant to which, among other things, the Issuer granted registration rights with respect to Shares held by the Reporting Persons and their affiliates, including Shares that may be acquired pursuant to the IEP Subscription Agreement, and the right of IEH to designate individuals for nomination to the Issuer's board of directors. The Stockholders Agreement provides IEH with board designation rights based on specified ownership thresholds calculated using an adjusted ownership percentage (six directors while IEH and its controlled affiliates beneficially own more than 50% of the outstanding Shares and five directors while they own at least 40% but not more than 50%, stepping down to four, three, two or one director at adjusted ownership thresholds of 30%, 20%, 10% and 5%, respectively). These rights include protections against dilution based upon share issuances by the Issuer and specified adjustments for changes in board size. The Stockholders Agreement also provides specified committee representation and IEH consent rights over stockholder rights plans while IEH retains director designation rights.

The Stockholders Agreement provides the Reporting Persons with shelf, demand and piggyback registration rights with respect to the Shares held by IEH and its affiliates, subject to certain customary thresholds and conditions. The Issuer must file a resale registration statement or designate an existing effective registration statement within 30 days after a request. In addition, under the Stockholders Agreement, IEH and its affiliates may conduct an underwritten registered secondary offering of Shares prior to the Acquisition Closing following or concurrently with the Issuer's public offering of Shares in connection with the Acquisition, including Shares sold pursuant to an underwriters' option, on terms determined by IEH in its sole discretion, and the Issuer has agreed to take all actions reasonably necessary to facilitate such offering. The Reporting Persons and their affiliates will also be entitled to information and preemptive rights, with certain protections against dilution based upon share issuances by the Issuer. The Stockholders Agreement does not impose any standstill or lock-up restrictions on the Reporting Persons.

A copy of the Stockholders Agreement is filed as Exhibit 4 hereto and incorporated herein by reference.

The Reporting Persons continuously evaluate their investment in the Issuer and its subsidiaries and, depending on various factors including, but not limited to, the price of the Shares or equity interests of the applicable subsidiaries, the terms and conditions of available transactions, prevailing market conditions and such other considerations as the Reporting Persons deem relevant may, at any time or from time to time, and subject to any required regulatory approvals, acquire or dispose of additional Shares and/or other equity, debt, notes, instruments or other securities of the Issuer and/or its subsidiaries on the open market, in privately negotiated transactions, directly from or to the Issuer, upon the exercise or conversion of securities convertible into or exercisable or exchangeable for other securities or otherwise.

Representatives of the Reporting Persons discuss from time to time with the Issuer's and/or its subsidiaries' management, directors, stockholders and other parties, the Issuer's and its subsidiaries' performance, business, strategic direction, capital structure, prospects and management, as well as other ways of maximizing stockholder value, which may include extraordinary transactions.

As previously disclosed, the Reporting Persons are considering, with the Issuer, potential strategic transactions available to the Issuer and its subsidiaries, in addition to the Acquisition, which may include the acquisition of additional entities, assets or businesses, including the acquisition of material amounts of refining assets through negotiated mergers and/or stock or asset purchase agreements by the Issuer or its subsidiaries, and/or strategic options involving CVR Partners, LP, a controlled subsidiary of the Issuer. There is no assurance that any of the aforementioned or previously disclosed or other transactions will develop or materialize, or if they do, as to their timing.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a)-(c) of the Initial 13D are hereby amended and supplemented as follows:

The percentages set forth on the cover pages are based on 100,530,599 Shares outstanding as of October 30, 2026, as set forth in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2026, filed on November 3, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in Item 5(a) is incorporated into this Item 5(b).
Transactions in the class effected during the past sixty days: None of the Reporting Persons have effected any transaction in the Shares during the past 60 days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Initial 13D is hereby amended and supplemented by adding the following:

The information set forth in Item 4 of this Amendment No. 40 with respect to the Equity Offering, the IEP Subscription Agreement and the Stockholders Agreement is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Initial 13D is hereby amended and supplemented by adding the following exhibit:

Exhibit 4. Stockholders and Registration Rights Agreement, dated as of November 2, 2026, by and between the Issuer and Icahn Enterprises Holdings L.P., incorporated by reference to Exhibit 10.3 to the Issuer's Current Report on Form 8-K filed with the SEC on November 3, 2026.

## Signatures
- ICAHN ENTERPRISES HOLDINGS L.P.: /s/ Ted Papapostolou, Ted Papapostolou, Chief Financial Officer (11/03/2026)
- ICAHN ENTERPRISES G.P. INC.: /s/ Ted Papapostolou, Ted Papapostolou, Chief Financial Officer (11/03/2026)
- CARL C ICAHN: /s/ Carl C. Icahn, Carl C. Icahn (11/03/2026)